CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Array Technologies, Inc.

3901 Midway Place NE

Albuquerque, New Mexico 87109

Attention: Tyson Hottinger, Chief Legal Officer

Telephone: 505-881-7567

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Array Technologies, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

July 11, 2022

BY EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:    Heather Clark; Melissa Gilmore

Re:	Array Technologies, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Quarter Ended March 31, 2022

Form 8-K furnished May 10, 2022

File No. 001-39613

Ladies and Gentlemen:

On behalf of Array Technologies, Inc. (the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 15, 2022 concerning (i) the Form 10-K for the year ended December 31, 2021 filed with the Commission on April 6, 2022 (the “Annual Report”), (ii) the Form 10-Q for the quarter ended March 31, 2022 filed with the Commission on May 10, 2022 (the “Quarterly Report”) and (iii) the Form 8-K furnished to the Commission on May 10, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Form 10-K for the Year Ended December 31, 2021

Risk Factors

Significant changes in the cost of raw materials could adversely affect our financial performance, page 20

1.

We note your risk factor indicating that significant changes in commodity prices could harm your business, financial condition and results of operations which is also listed as a summary risk factor in your 10-Q for the quarter ended March 31, 2022. We further note your MD&A discussion on pages 47 and 50 of your 10-K concerning higher commodity prices during 2021. Please update this risk factor if recent commodity price changes have materially impacted your operations. In this regard, identify the types of commodity price changes you have experienced and how your business has been affected.

Response to Comment #1:

The Company respectfully advises the Staff that the risk factor related to significant changes in commodity prices is based primarily on risks arising from the Company’s legacy contracting process, which the Company began to modify in June 2021. Under the legacy contracting process, the Company used to agree to a price with a customer at the time when it was awarded a project. Thereafter, the Company would undertake the final design and engineering process, which could sometimes take up to 90 days. Only upon completion of that process could the Company finalize the bill of materials for the project, which would then be used to secure goods from its suppliers. If supplier costs decreased during the period between award of a project and the finalization of a bill of materials (as a result of commodity prices or otherwise), the Company’s expected gross margin on the order would increase. Conversely, if supplier costs increased during that period, then the Company’s expected gross margin on the order would decrease.

Historically, costs from the Company’s suppliers did not change materially during any given 90-day period. Because the Company submitted orders only after the final bill of materials was complete, the legacy contracting process minimized the Company’s working capital investment and the chance that it would order an incorrect quantity of a particular component while finalizing the design and engineering process with the customer. However, in the spring of 2021, the Company experienced sharp increases in supplier costs during a short period of time. Those cost increases were driven, in large part, by a rapid and unexpected increase in the cost of steel, which is the primary raw material used in the solar trackers manufactured by the Company. Prior to that unanticipated price volatility, the Company had expected that rising steel prices would begin to stabilize in the second half of 2021, in line with market predictions at the time. When steel prices instead increased dramatically in the spring of 2021, it became apparent that the Company’s prior expectations would not bear out. These sharp price increases, coupled with the time lag inherent to the Company’s legacy contracting process, allowed actual supplier prices to exceed the assumptions underlying the

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

prices that had been agreed to with the Company’s customers in certain contracts. While the Company worked to mitigate the impact of these commodity price increases to a certain extent by passing along higher costs to some customers before pricing was finalized, it was only able to do so on a case-by-case basis, and the overall result was that the Company’s margins decreased.

Accordingly, during the second quarter of 2021, the Company changed its contracting process with customers to (i) decrease the timeframe between contract award and the purchase of goods and materials from suppliers, (ii) introduce price adjustment mechanisms and (iii) require deposits from customers for the purchase of goods from suppliers, in order to reduce situations in which actual supplier prices might exceed expected supplier prices for new contracts going forward.

Notwithstanding the changes to the Company’s contracting process with its customers, as described above, the impacts of the legacy contracting process have not yet entirely resolved because many of the Company’s projects have long lead times. The Company is still in the process of fulfilling many of the orders that were contracted prior to the Company’s change in practice. The Company included the commodity price increase risk factor as well as the negative impact to gross margin due to the higher raw materials costs experienced in its Annual Report and Quarterly Report to reflect this fact and expects to continue to include the risk factor disclosure for so long as the pre-June 2021 orderbook makes up a material portion of the Company’s forecasted revenue. The impact of the legacy contracting process is expected to continue to decrease over time as the Company completes the performance of those agreements and begins performance of agreements executed pursuant to the updated contracting process. The Company does not believe, based on the change in its contracting process, that recent changes in commodity prices have materially impacted its operations beyond the risks already disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, page 55

2.

We note your discussion of critical accounting estimates on page 55 and on page 41 of your 10-Q for the quarter ended March 31, 2022, that you believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Considering goodwill and other intangible assets comprises approximately 50% of your total assets, please tell us how you considered including a discussion of the significant estimates and assumptions associated with your impairment analysis in your critical accounting estimates disclosures. In this regard, please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Response to Comment #2:

The Company respectfully advises the Staff that the Company’s discussion of critical accounting estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations includes those estimates made in accordance with generally accepted accounting principles (“GAAP”) that involve a significant level of estimation uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations of the Company. The Company notes that for the fiscal quarter ended March 31, 2022 and fiscal year ended December 31, 2021, the Company did not recognize any impairment on goodwill or other intangible assets and in preparing its financial statements for the periods presented, the assessment of the recoverability of goodwill and other intangible assets did not involve a significant level of estimation uncertainty that had, or was reasonably likely to have had, a material impact on the financial condition or results of operations of the Company.

As detailed in the response to Comment #3 below, at December 31, 2021, the fair value of the Company’s reporting unit exceeded its carrying value by over 2000%. Due to the significant excess of fair value over carrying value of the reporting unit, the Company concluded that there was no reasonable likelihood of changes in the significant assumptions that could cause goodwill impairment.

At March 31, 2022, the Company began reporting its results of operations in two segments: its Array legacy operating segment (the “Array Legacy Operations”) and the newly acquired operations (the “STI Operations”) pertaining to Soluciones Tecnicas Integrales Norland, S.L.U. and its subsidiaries (collectively, “STI”), with goodwill of $69.7 million and $310.1 million, respectively. As detailed in the response to Comment #3 below, the Company noted that there were no events or circumstances that occurred from the date of acquisition of STI that would more likely than not reduce the fair value of the STI reporting unit below its carrying amount. Additionally, the Company noted that the fair value of the Array Legacy reporting unit exceeded the carrying value by over 800%.

At December 31, 2021, the Company’s total net amortizable intangible assets was $164.5 million. Due to current period operating and cash flow losses experienced, the Company performed a recoverability test noting the undiscounted cash flows exceeded the carrying value of the asset group by [***]. As a result, the Company concluded that there was no reasonable possibility of changes in the significant assumptions that could cause an impairment of other intangibles.

As of March 31, 2022, the Company’s total net amortizable intangible assets was $460.4 million, of which $318.4 million was acquired as a result of the STI transaction, which closed on January 11, 2022 and recognized at fair value at that date. Due to current period operating and cash flow losses experienced, the Company performed a recoverability test noting the undiscounted cash flows exceeded the carrying value of the asset group by [***]. As a result, the Company concluded that there was no reasonable possibility of changes in the significant assumptions that could cause an impairment of other intangibles.

As a result, the Company concluded at December 31, 2021 and March 31, 2022 that its assessments of the recoverability of goodwill and intangible assets did not involve a significant level of estimation uncertainty that would meet the requirements for additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates within the Quarterly Report, in accordance with Item 303(b)(3) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

The Company acknowledges the Staff’s comment and will continue to evaluate its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Goodwill, page F-18

3.

Given the significant decline of your market capitalization and stock price, please tell us the factors utilized to determine impairment was not required. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why your quantitative analysis did not result in impairment given your net losses, negative cash flows, and stockholders’ deficit. Tell us and consider disclosing the percentages by which the estimated fair values exceed the carrying values at the date of the impairment test. Lastly, tell us if you performed interim impairment testing during the three months ended March 31, 2022.

Response to Comment #3:

The Company respectfully informs the Staff that in light of the Company’s declining market capitalization, the Company evaluated qualitative factors to determine if it was more likely than not that the carrying value was greater than the fair value of the Company for the year ended December 31, 2021.

Management assessed the following qualitative factors in accordance with ASC 350-20-35-3C:

a)

The Company considered relevant macroeconomic conditions, including the Company’s ability to access capital. The cash and cash equivalents balance at December 31, 2021 was $367.7 million, with access to an additional $186.4 million and $150.0 million through the Company’s revolving credit facility and Series A Perpetual Preferred Stock commitment from an investment vehicle of funds affiliated with Blackstone Inc., respectively. The Company’s access to capital, coupled with the forecast of improvements in margins, weighed favorably on the Company’s ability to continue to sustain any temporary logistical or commodity cost increases or delays.

b)

The Company attributed the higher supplier costs it had experienced largely to the ongoing COVID-19 pandemic, rising commodity prices and higher logistics costs globally. As discussed above in response to Comment #1 and in the Company’s Annual Report, higher supplier costs negatively impacted the Company’s gross margins.

c)

The Company considered the fluctuation in its share price from the time of its initial public offering on October 14, 2020 ($22.00 per share) to December 31, 2020 ($43.14 per share) and on December 31, 2021 ($15.69 per share). The Company’s lowest stock price prior to filing the Annual Report was $8.51 as of February 23, 2022. The Company’s highest stock price prior to filing the Annual Report was $51.05 as of January 22, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

As a result of the above, the Company performed a quantitative impairment test at December 31, 2021 and concluded the fair value of the reporting unit exceeded the carrying value by over 2000%.

At March 31, 2022, the Company’s reporting units, Array Legacy Operations and the newly acquired STI Operations, had goodwill of $69.7 million, and $310.1 million, respectively. The $310.1 million goodwill allocated to STI was acquired on January 11, 2022 and recorded at fair value at that date. As of March 31, 2022, the Company noted that there were no events or circumstances that occurred from the date of acquisition of STI that would more likely than not reduce the fair value of the STI Operations reporting unit below its carrying amount. As such, an interim goodwill impairment test was not considered necessary as of March 31, 2022.

At March 31, 2022, the Company determined that the decrease in stock price from its previous quantitative impairment analysis as of December 31, 2021 and the continuing negative impact of the price of raw materials to the gross margin of the Array Legacy Operations reporting unit during the quarter were events indicating that the fair value of the Array Legacy Operations reporting unit may be less than its carrying amount. Based on the Company’s quantitative goodwill impairment analysis of the Array Legacy Operations reporting unit at March 31, 2022, the fair value exceeded the carrying value by over 800%.

Revenue Recognition

Performance Obligations, page F-20

4.

You indicate that revenue will be recognized when all the specific requirements for transfer of control under a bill-and-hold arrangement have been met. In this regard, please revise your disclosure to clarify the following:

•	The substantive reasons for the bill-and-hold arrangements;

•	Whether the products are separately identified since they belong to customers;

•	Whether the products are ready for physical transfer to customers; and

•	Whether you have the ability to use the products or direct them to other customers.

Refer to ASC 606-10-55-83 and advise.

Response to Comment #4:

The Company respectfully informs the Staff that under the bill-and-hold arrangements, certain customers (principally large utility companies) requested that the Company enter into customized contracts to accommodate the purchase of products that would allow the utilities to qualify for the Federal Solar Investment Tax Credit (“ITC”) by meeting the “Five Percent Safe Harbor” test. The Five Percent Safe Harbor test allows utilities to qualify for the ITC if construction has begun (in accordance with the test) but before the project is placed into service. The products sold under the bill-and-hold arrangements were consistent with the products traditionally sold in the Company’s contracts with other customers. In the bill-and-hold arrangements, the customer was required to take receipt of a minimum portion of the expected material to construct a solar project and to pay fully for all material received. As indicated in the proposed Revised Disclosure below, all criteria in ASC 606-10-55-83 have been met for these transactions at the time that revenue is recognized.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Revised Disclosure

In response to the Staff’s comment, the Company expects to include in its future annual and quarterly reports filed with the Commission expanded disclosure regarding the bill-and-hold arrangements substantially as follows:

“Revenue recognized for the Company’s federal investment tax credit (“ITC”) related contracts and standalone system component sales is recorded at a point in time and recognized when obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is typically upon delivery to the customer in line with shipping terms.

In certain situations, the Company recognizes revenue under a bill-and-hold arrangement with its customers. When this occurs, the customers purchase material prior to the start of construction of a solar project in order to meet the Five Percent Safe Harbor test to qualify for the Federal Solar ITC. Because the customers lack sufficient storage capacity to accept a large amount of material prior to the start of construction, they request that the Company keep the product in our custody. The material is bundled or palletized in our warehouses, identified separately as belonging to the respective customer and is ready for immediate transport to the customer project upon customer request. Additionally, title and risk of loss has passed to the customer and the Company does not have the ability to use the product or direct it to another customer. As of [    ], the Company had $[    ] million in contracts with customers for the sale of goods and services that contained bill-and-hold obligations such as storage, handling and other custodial duties. Any losses incurred on point-in-time projects are recognized as the goods are delivered.”

10. Convertible Debt

Capped Call, page F-35

5.

Please revise to disclose the significant terms of the capped call instruments including how the requirements for equity classification under ASC 815-40 were met. Your response and revised disclosure should include whether the agreements covering these instruments have any early termination or settlement provisions.

Response to Comment #5:

The Company respectfully informs the Staff that in connection with the pricing of its 1.00% Convertible Senior Notes due 2028 (the “Convertible Notes”) on November 29, 2021 and December 7, 2021, the Company entered into two separate capped call option agreements (together, the “Capped Call Option Agreements”).

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

The Company paid an aggregate premium of $52.9 million for the net purchased call options on the Company’s own shares of common stock (the “Capped Calls”). The Capped Call Option Agreements give the Company the option, but not the obligation, to repurchase approximately 17.8 million shares of the Company’s common stock at a specified strike price (which will generally be the same as the strike price of the conversion option in the Convertible Notes), with an initial price of $23.8633 and a capped price of $36.0200 per share of common stock, subject to certain adjustments, that effectively places a cap on the settlement value (or limits the number of shares of common stock to be received upon net-share settlement) upon exercise of the Capped Call. The result of this is that the Capped Calls partially hedge the potential dilution associated with the obligation to issue shares of the Company’s common stock, or the cash settlement of such obligation, upon conversion of the Convertible Notes.

The Capped Calls are exercisable on the Conversion Date (as defined in the Indenture governing the Convertible Notes, dated December 3, 2021, by and between the Company and U.S. Bank, National Association (the “Indenture”)), provided that the holder has complied with the requirements for conversion set forth in Section 14.02(b) of the Indenture. Additionally, the Capped Calls feature an automatic exercise feature, such that upon each Conversion Date occurring on or after June 1, 2028 (the “Free Convertibility Date”), a number of Capped Calls equal to the number of Convertible Notes in denominations of $1,000 as to which such Conversion Date has occurred will be deemed automatically exercised on each such Conversion Date. The Capped Calls expire on December 1, 2028.

While the Company determined the Capped Calls have characteristics of derivatives, the Company concluded the Capped Calls meet the equity scope exception described in ASC 815-10-15-74(a), and therefore the Capped Calls are classified within stockholders’ equity.

The Capped Calls are indexed to the Company’s own stock

In determining whether the Capped Calls were indexed to the Company’s own stock, the Company followed the two-step process established by ASC 815-40-15 by first evaluating the contingent exercise provisions of the Capped Calls and subsequently evaluating their settlement provisions.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

While the exercise of a portion of the Capped Calls is automatic if a holder of a Convertible Note exercises its option to convert pursuant to the terms of the Indenture, such exercise contingency is not based on an observable market or an observable index. Additionally, the Capped Calls terminate upon the occurrence of certain extraordinary events such as a merger, tender offer, nationalization, insolvency, delisting, event of default, a change in law, failure to deliver, an announcement of certain of these events, or an early conversion of the Convertible Notes (as described in Section 14.01(b) of the Indenture, an “Early Conversion”). These exercise contingencies, while predicated on the conversion or redemption of the Convertible Notes, are not based on an observable market or an observable index. Therefore, ASC 815-40-15 does not preclude the Capped Calls from being considered indexed to the Company’s own stock.

Step 2: Evaluation of the instrument’s settlement provisions

ASC 815-40-15-7C states: “An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following: (a) the fair value of a fixed number of the entity’s equity shares [and] (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity.”

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

The Company notes that the number of shares of common stock to be received under the Capped Calls is based on the future share price of the Company’s common stock. The Capped Calls include provisions that call for various adjustments to the strike price and other terms relevant to the exercise, settlement or payment amount upon an Early Conversion, early termination and certain extraordinary events to offset the effect on the fair value of the Capped Calls resulting from such events. These events include mergers, tender offers, nationalization, insolvency, delisting, events of default, a change in law, a failure to deliver, or an announcement of certain of these events. Any such adjustments are contractually required to be made in a commercially reasonable manner. Each of these potential conversion rate adjustments “adjusts the terms of the instrument to offset the net gain or loss resulting from a merger announcement or similar event” consistent with those described in ASC 815-40-15-7G. As discussed further under ASC 815-40-15-7G, a merger announcement or any similar type of event may cause an immediate significant change in the price of shares underlying an equity-linked option contract. If such provisions were not included in the contracts, an issuer of a Capped Call would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change. As a result, changes in the fair value of an equity-linked instrument and the fair value of an offsetting hedge position in the underlying shares will differ, creating a gain or loss for the instrument holder as a result of the merger announcement. Therefore, inclusion of these adjustments in the Capped Calls are designed to offset the net gain or loss resulting from such an event, and such potential adjustments do not preclude the Capped Calls from being considered indexed to the Company’s own stock.

The Company further assessed the potential anti-dilution adjustments under the Capped Calls for dividends, stock splits, or distributions of rights, options or warrants under ASC 815-40-15-7E, which states: “The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including . . . expected dividends or other dilutive activities . . . .” Such adjustments eliminate the dilution to the Capped Calls that would otherwise result from the occurrence of those specified dilutive events. Consistent with ASC 815-40-55-43, an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such event). Accordingly, the settlement provisions do not preclude the Capped Calls from being considered indexed to the Company’s own stock.

Further, for the avoidance of doubt, the Capped Call Option Agreements are explicit that whenever the Calculation Agent (as defined in the Capped Call Option Agreements) may make an adjustment pursuant to the terms of the agreements or the definitions to take into account the effect of an event, the Calculation Agent shall make such adjustment by reference to the effect of such event on the hedging party, assuming that the hedging party makes a commercially reasonable hedge position.

Additionally, the Capped Call Option Agreements can be terminated in situations characterized as hedging disruption events, as determined by the dealer, which would then notify the Company. In these instances, Section 6 of the ISDA Master Agreement (as defined in the Capped Call Option Agreements) governs the payment amount. The Calculation Agent is required to use the standards set forth in the ISDA Master Agreement for termination events

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

in which the dealer must pay the amount owed to the Company using valuation methods governed by the ISDA Master Agreement. These terms are required to be commercially reasonable and would be considered inputs to the fair value of the Company’s common stock. Repayment events are also subject to Section 6 of the ISDA Master Agreement. In repayment events, as in other early termination events, the Calculation Agent will prepare adjustments to the settlement amount based on the rules of the ISDA Master Agreement.

In addition, the settlement amount contains a cap on the stock price of $36.0200. ASC 815-40-55-32 allows this feature, as it specifies that the only variable that can affect the settlement is the entity’s stock price, which is an input to the fair value of the option, and therefore this feature does not preclude the Capped Calls from being considered indexed to the Company’s own stock.

Accordingly, the settlement provisions do not preclude the Capped Calls from being considered indexed to the Company’s own stock.

The Capped Calls are classified in Stockholders’ Equity

ASC 815-40-25 provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs ASC 815-40-25-7 through 25-30 and 815-40-55-2 through 55-6 are met. The Company notes that it generally has discretion to settle the Capped Calls in cash or shares pursuant to the Capped Call Option Agreements, except upon the early termination of the Capped Call Option Agreements or the occurrence of certain other extraordinary events which result in share settlement. The Company notes that, upon the occurrence of such events, all shareholders are entitled to the same form of consideration as the shares underlying the contract, and thus the Capped Call Option Agreements meet the limited exception of ASC 815-40-25-8. In addition, the Capped Call Option Agreements contain an explicit limit on the number of shares to be delivered in a share settlement (and the Company receives shares rather than delivers shares), and there are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission and no cash-settled top-off or make-whole provisions.

Therefore, under ASC 815-40-25-7 through 25-30 and 815-40-55-2 through 55-6, the Capped Calls met the criteria for classification in equity at issuance. This analysis was revisited as of December 31, 2021 and March 31, 2022 to confirm these conclusions.

The Company has concluded that, while the Capped Calls meet the definition of a derivative, they also meet the scope exception outlined in ASC 815-10-15-74(a). Therefore, they are not required to be accounted for as derivatives pursuant to ASC 815. Instead, the Capped Calls are classified in the equity section of the Company’s balance sheet. This analysis has been reviewed each reporting period since issuance and there have been no changes to the conclusions reached.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Revised Disclosure

In response to the Staff’s comment, the Company expects to include in its future annual and quarterly reports filed with the Commission expanded disclosure regarding the Capped Calls substantially as follows:

“In connection with the issuances of the Convertible Notes, the Company paid $52.9 million, in aggregate, to enter into Capped Call Option Agreements to reduce the potential dilution to holders of the Company’s common stock after a conversion of the Convertible Notes. Specifically, upon the exercise of the capped call instruments issued pursuant to the agreements (the “Capped Calls”), the Company would receive shares of its common stock equal to approximately 17.8 million shares (a) multiplied by (i) the lower of $36.0200 or the then-current market price of its common stock, less (ii) the applicable exercise price, and (b) divided by the then-current market price of its common stock. The results of this formula are that the Company would receive more shares as the market price of its common stock exceeds the exercise price and approaches the cap, which was initially $36.0200 per share.

Consequently, if the Convertible Notes are converted, then the number of shares to be issued by the Company would be effectively partially offset by the shares of common stock received by the Company under the Capped Calls as they are exercised. The formula above would be adjusted in the event of certain specified extraordinary events affecting the Company, including a merger; a tender offer; nationalization, insolvency or delisting of the Company’s common stock; changes in law; failure to deliver; insolvency filing; stock splits, combinations, dividends, repurchases or similar events; or an announcement of certain of the preceding actions.

The Company can also elect to receive the equivalent value of cash in lieu of shares of common stock upon settlement, except in certain circumstances. The Capped Calls expire on December 1, 2028 and terminate upon the occurrence of certain extraordinary events such as a merger, tender offer, nationalization, insolvency, delisting, event of default, a change in law, failure to deliver, an announcement of certain of these events, or an early conversion of the Convertible Notes. Although intended to reduce the net number of shares of common stock issued after a conversion of the Convertible Notes, the Capped Calls were separately negotiated transactions, are not a part of the terms of the Convertible Notes, and do not affect the rights of the holders of the Convertible Notes. The Capped Calls meet the criteria for equity classification because they are indexed to the Company’s common stock and the Company has discretion to settle the Capped Calls in shares or cash. As a result, the amount paid for the Capped Calls was recorded as a reduction to additional paid-in capital. The Capped Calls are excluded from the calculation of diluted net income (loss) per share attributable to common stockholders as their effect is antidilutive.”

Form 10-Q for the Quarter Ended March 31, 2022

Exhibits 31, page 1

6.

We note that the certifications under Item 601(b)(31) of Regulation S-K of the principal executive officer and principal financial officer are not in the proper form. Please amend your Form 10-Q to revise this certification to include the exact language prescribed by Item 601(b)(31) of Regulation S-K. Specifically, please revise the introductory language of paragraph 4 to refer to the certifying individual’s responsibility for establishing and maintaining internal control over financial reporting in Exhibits 31.1 and 31.2.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Response to Comment #6:

The Company respectfully acknowledges that it inadvertently omitted the referenced introductory language in paragraph 4 from the certifications filed as Exhibits 31.1 and 31.2 to the Quarterly Report. As requested by the Staff, the Company filed an abbreviated amendment to the Quarterly Report on June 24, 2022, which included the introductory language in paragraph 4 as indicated by the Staff. The Company further acknowledges that the certifications, in the form filed with the amendment to the Quarterly Report, were each true and correct as of the original filing date of the Quarterly Report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of Potential Solar Module Supply Chain Disruptions, page 33

7.

We note your discussion of the Impact of Potential Solar Module Supply Chain Disruptions and that the related investigation has created uncertainty and is expected to disrupt the solar panel supply chain in the near-term, which could negatively impact the global solar market and could have a material adverse effect on your business, financial condition and results of operations. We further note that on your Q1 2022 earnings call, you quantified an estimated impact to revenue for the remainder of 2022 for the related expected impact to your business. Revise to specify whether these challenges have materially impacted your historical results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Further, tell us your consideration for disclosing the respective future impacts as you quantified on your earnings call. Refer to Items 303(b)(1) and 303(b)(2) and of Regulation S-K.

Response to Comment #7:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the U.S. Department of Commerce (“USDOC”) announced that it would investigate alleged circumvention of antidumping and countervailing duties by manufacturers of solar modules on March 28, 2022, three days prior to the end of the Company’s first fiscal quarter. As a result of that timing, management determined that the investigation and resulting uncertainty did not have a material effect on its business, financial condition and results of operations for the quarter ended March 31, 2022 (“Q1 2022”). However, as the Company discussed on its earnings call, certain projects had been delayed as a result of the USDOC investigation shortly before the Company filed its Quarterly Report.

Since the time of the Company’s earnings call, new developments have greatly reduced both the uncertainty around solar module supply and the expected impact on the Company’s business, as on June 6, 2022, President Biden suspended, for a period of 24 months, certain antidumping and countervailing duties on crystalline silicon PV cells and module imports assembled and completed in southeast Asia. Due to these developments, unless the duties are reinstated, the Company does not currently believe the investigation is reasonably likely to have a material adverse effect on future periods.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

The Company will continue to assess the materiality of risks related to the USDOC’s investigation on the Company’s business, financial condition and results of operations. To the extent that the USDOC’s investigation has a material adverse effect on the Company’s business, financial condition and results of operations for the quarter ending June 30, 2022 or is reasonably like to have a material effect on future periods, the Company will include expanded disclosures regarding such material risks in future annual and quarterly reports filed with the Commission.

8.

In a related matter, we note your disclosure of impacts from commodity price increases and strained logistics, including those disclosed on page 39 and certain modification processes you described on page 35. Please revise to further discuss known trends or uncertainties resulting from these mitigation efforts undertaken for your supply chain disruptions including those you discussed on your earnings call. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response to Comment #8:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that any comments made on the earnings call for Q1 2022 regarding logistics or supply chain challenges were not a direct result of the Company’s mitigation efforts. Although there have been challenges associated with the sourcing of certain raw materials, particularly steel, and components used in its product, the Company is not aware of any known trends or uncertainties relating to its mitigation efforts that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations that have not been previously disclosed. Mitigation efforts to date have generally consisted of the introduction of new supply routes, the use of bulk shipping (to a limited degree), and—with respect to commodity price increases—changes in the Company’s contracting process that are designed to narrow the timeframe between when a price is agreed upon to when prices for the Company’s most volatile cost inputs are fixed, as described in the Company’s response to Comment #1 above. The Company has utilized these strategies in combination over the last twelve months and expects to continue to do so. Management does not believe that they have resulted in the introduction of new material risks that have not been previously disclosed.

Form 8-K furnished May 10, 2022

Exhibit 99.1, page 1

9.

The bullet points at the top of the page report adjusted basic and diluted net loss per share without presentation of the most directly comparable GAAP measure. Please revise to present basic and diluted net loss per share under GAAP with equal or greater prominence in accordance with Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Response to Comment #9:

The Company acknowledges the Staff’s comment. In future earnings discussions, the Company will revise its disclosure to present and discuss basic and diluted net loss per share under GAAP, the most directly comparable GAAP measures to adjusted basic and diluted net loss per share, with equal or greater prominence.

10.	In a related matter, please revise to include a reconciliation of net loss per share to adjusted net loss per share for each respective period in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment #10:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future earnings releases the Company will provide a reconciliation of net income (loss) to adjusted net income (loss) and corresponding net income (loss) per share and adjusted net income (loss) per share calculations as provided below for the quarter ended March 31, 2022 and to provide comparable disclosure for the periods presented.

	Three Months Ended March 31, (in thousands, except per share amounts)
	2022	2021
Net income (loss)	$(22,054)	$4,576
Preferred dividends and accretion	(11,606)	—

Net income (loss) to common shareholders	(33,660)	4,576

Amortization of intangibles	22,553	5,877
Amortization of debt discount and issuance costs	1,710	3,586
Preferred dividend accretion	5,353	—
Equity based compensation	4,508	7,911
Contingent consideration	(3,731)	148
Legal expense(a)	1,046	44
M&A (b)	5,588	—
Other costs(c)	2,346	6,815
Income tax expense of adjustments(d)	(8,671)	(3,612)

Adjusted Net Income (Loss)	$(2,958)	$25,345

Net (loss) income per share of common stock
Basic	$(0.23)	$0.04

Diluted	$(0.23)	$0.04

Adjusted net income (loss) per share of common stock
Basic	$(0.02)	$0.20

Diluted	$(0.02)	$0.20

Weighted average number of shares of common stock
Basic	148,288	126,994

Diluted	148,288	127,298

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

(a)

Represents certain legal fees and other related costs associated with (i) a patent infringement action against a competitor for which a judgement has been entered in our favor and successful defense of a related matter and (ii) a pending action against a competitor in connection with violation of a non-competition agreement and misappropriation of trade secrets, and (iii) actions filed against the company and certain officers and directors alleging violations of the Securities Exchange Act of 1934 and the Securities Act of 1933. We consider these costs not representative of legal costs that we will incur from time to time in the ordinary course of our business.

(b)	Represents fees related to the acquisition of STI Norland.
(c)

For the three months ended March 31, 2022, other costs represents costs associated with the transition of CEOs as well as other one-time payroll related costs that we do not anticipate to repeat in the future. For the three months ended March 31, 2021, other costs represent (i) $3.2 million of logistics charges incurred primarily due to weather events and port issues which we do not expect to be a part of our on-going operations (ii) certain costs associated with our follow-on offering of $2.4 million, (iii) certain professional fees and payroll related costs which we do not expect to incur in the future of $1.2 million.

(d)	Represents the estimated tax impact of all Adjusted Net Income add-backs, excluding those which represent permanent differences between book versus tax.

*        *        *         *        *

CONFIDENTIAL TREATMENT REQUESTED BY ARRAY TECHNOLOGIES, INC.

Please do not hesitate to call me at 212-841-8857 or Lisa Folkerth at 617-951-7791 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Rachel Phillips

Rachel Phillips

cc:	Nipul Patel (Array Technologies, Inc.)

Tyson Hottinger (Array Technologies, Inc.)

Chris Fox (Array Technologies, Inc.)

Stacy LaFrance (Array Technologies, Inc.)

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